SEC

20003847

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle	NC	28001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

2501 Blue Ridge Road, Suite 500	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Notary Public

MY COMMISSION EXPIRES 1-2-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31, 2019 and 2018

Table of Contents

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Uwharrie Capital Corporation

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (the "Company") as of December 31, 2019 and 2018, the related statements of operations, statements of changes in stockholder's equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 1996.
Raleigh, North Carolina
February 28, 2020

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and 2018

	2019	2018
ASSETS		
Cash and cash equivalents	$ 537,219	$ 464,545
Due from affiliates (Note C)	9,626	15,912
Cash surrender value of life insurance	590,581	583,725
Prepaid expenses	45,222	31,851
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $105,061 and $102,634 respectively	4,976	7,403
Total assets	$ 1,187,624	$ 1,103,436
LIABILITIES		
Accounts payable and accrued liabilities	$ 173,370	$ 168,791
Due to affiliates (Note C)	16,922	30,338
Total liabilities	190,292	199,129
STOCKHOLDER EQUITY		
Common stock, $1.00 par value: 10,000,000 shares authorized; 1,184,561 shares issued and outstanding	1,184,561	1,184,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,132,668)	(1,225,693)
Total stockholder equity	997,332	904,307
Total liabilities and stockholder equity	$ 1,187,624	$ 1,103,436

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2019 and 2018

	2019	2018
Revenues		
Commission income	$ 29	$ 30
Revenue share income	421,905	309,536
Management fee income (Note C)	137,373	163,294
Total revenue	559,307	472,860
Expenses		
Salaries and commissions	80,530	74,039
General and administrative	369,546	347,358
Total expenses	450,076	421,397
Operating income	109,231	51,463
Other Revenues		
Interest income	1,667	1,123
Other	6,856	3,592
Total other revenue	8,523	4,715
Income before income tax	117,754	56,178
Income tax expense	24,729	12,170
Net Income	$ 93,025	$ 44,008

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2019 and 2018

	Common Stock		Additional		Total
	Shares	Amount	Paid-in Capital	Accumulated Deficit	Stockholder's Equity
Balance, December 31, 2017	1,184,561	$ 1,184,561	$ 945,439	$(1,269,701)	$ 860,299
Net income	-	-	-	44,008	44,008
Balance, December 31, 2018	1,184,561	1,184,561	945,439	(1,225,693)	904,307
Net income	-	-	-	93,025	93,025
Balance, December 31, 2019	1,184,561	$1,184,561	$ 945,439	$(1,132,668)	$ 997,332

See accompanying notes to the financial statements.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net income	$ 93,025	$ 44,008
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,427	2,997
Increase in cash surrender value of life insurance	(6,856)	(3,591)
Change in assets and liabilities:		
(Increase) decrease in due from affiliates	6,286	(5,694)
(Increase) decrease in prepaid expenses	(13,371)	10,792
Increase in accrued expenses and accounts payable	4,579	4,264
Decrease in due to affiliates	(13,416)	(40,404)
Net cash provided by operating activities	72,674	12,372
Net increase in cash and cash equivalents	72,674	12,372
Cash and cash equivalents, beginning of period	464,545	452,173
Cash and cash equivalents, end of period	$ 537,219	$ 464,545

See accompanying notes to the financial statements.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. The Company is wholly owned by Uwharrie Bank. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the National Association of Securities' Dealers (NASD) on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to Private Client Services (PCS), a broker-dealer registered with the Securities and Exchange Commission. The Company also enters into contracts with customers to provide investment banking services.

A summary of the Company's significant accounting policies follows:

Recent Accounting Developments

On January 1, 2018, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" and all related amendments using the modified retrospective method. This ASU provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, and guidance on accounting for certain contract costs. The adoption of this ASU did not have an impact on revenue previously reported in prior periods or current revenue recognition practices.

Revenue and Expense Recognition

The Company's revenue share income consists of a portion of the commissions received by customers pursuant to a third party brokerage agreement with PCS. Revenue share income and related expenses are recorded on a trade-date basis, as that is when the underlying financial instrument or purchaser is identified, pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Placement fees related to the Company's investment banking activities, are recognized as revenue upon the successful closing of the transaction, as that is when the performance obligation is complete under the agreement and the revenue can be reasonably determined as consideration amounts are not known and not subject to significant reversal.

Under an agreement with affiliates, the Company earns a management fee that is based on time spent by the Company's staff on paperwork, customer contact, execution of trades for each of the affiliates, and shared expenses, and is billed and recognized as revenue monthly.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Company does not have any uncertain tax positions. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending after December 31, 2015 are subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 28, 2020, which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and minimum net capital requirements of $522,991 and $12,643, respectively. At December 31, 2018, the Company had net capital and minimum net capital requirements of

NOTE B - NET CAPITAL REQUIREMENTS (Continued)

$510,539 and $13,235, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .36 to 1 and .39 to 1 at December 31, 2019 and December 31, 2018, respectively.

NOTE C - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $137,373 and $163,294 for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, amounts due the Company for such services were $9,626 and $15,912 respectively.

The Company also receives management and administrative support services from Uwharrie Bank, formerly known as Bank of Stanly, which wholly owns the Company, and from a registered investment advisor affiliated through common ownership. The Company paid $72,074 and $80,265 in 2019 and 2018, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations. As of December 31, 2019 and 2018, amounts due to our affiliates related to services provided by our affiliates and our affiliates' share of revenue streams were $16,922 and $30,338 respectively.

NOTE D – INCOME TAXES

The significant components of income tax for the years ended December 31 are summarized as follows:

	2019	2018
	(dollars in thousands)	
Current tax expense (benefit):		
Federal	$ 24,865	$ 12,209
State	-	-
Total	24,865	12,209
Deferred tax expense (benefit):		
Federal	(121)	(28)
State	(15)	(11)
Total	(136)	(39)
Net for income tax expense (benefit)	24,729	12,170

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes is summarized below:

	2019	2018
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ 24,728	$ 11,797
Increases (decrease) resulting from:		
Officers life insurance	2,342	2,296
State income taxes, net of federal benefit	(12)	(9)
Other	(2,329)	(1,914)
Income tax expense (benefit)	$ 24,729	$ 12,170

NOTE D – INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31, 2019 and 2018 are as follows:

	2019	2018
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 17,985	$ 25,441
Other	833	833
Valuation allowance	(17,985)	(25,441)
Total deferred tax assets	833	833
Deferred tax liabilities relating to:		
Premises and equipment	(1,348)	(1,484)
Total deferred tax liabilities	(1,348)	(1,484)
Net recorded deferred tax asset (liability)	$ (515)	$ (651)

At December 31, 2019, the Company had a net deferred tax asset before any valuation allowance of $17,470 consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized, accordingly, a valuation allowance of $17,985 has been established against such benefits.

At December 31, 2019, the Company has North Carolina net economic losses (NEL) totaling $910,637. The net economic losses have begun to expire.

SUPPLEMENTARY INFORMATION

Schedule 1

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2019 and 2018

	2019	2018
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 189,641	$ 198,532
Minimum required net capital	$ 12,643	$ 13,235
Net capital		
Stockholder's equity	$ 997,332	$ 904,307
Deductions:		
Other receivables	9,626	15,912
Other assets	458,014	368,752
Furniture and equipment	4,976	7,403
Haircut on securities owned	1,725	1,701
Net capital	522,991	510,539
Minimum required net capital (the greater of $5,000 or 2/3% of aggregate indebtedness)	12,643	13,235
Capital in excess of minimum requirement	$ 510,348	$ 497,304
Ratio of aggregate indebtedness to net capital	.36 to 1	.39 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2019 and 2018.

Schedule 2

THE STRATEGIC ALLIANCE CORPORATION
ADDITIONAL NOTES
As of December 31, 2019

Computation for Determination of the Reserve Requirements under SEC Rule 15c3-3:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements under SEC Rule 15c3-3:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities from inception through December 31, 2019.

the STRATEGIC ALLIANCE corporation

February 28, 2020

The Strategic Alliance Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) during the period January 1, 2019 to December 31, 2019.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

The Strategic Alliance Corporation

By my signature below, I affirm that, to my best knowledge and belief, this Exemption report is true and correct.

/s/ Christy Stoner	2/28/20
Christy Stoner/ President and CEO	Date

/s/ Misty Thornburg	2/28/20
Misty Thornburg/Chief Compliance Officer	Date

DHG
DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Uwharrie Capital Corporation
Albemarle, North Carolina

We have reviewed management's statements, included in the accompanying The Strategic Alliance Corporation Exemption Report, in which (1) The Strategic Alliance Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 28, 2020

the STRATEGIC ALLIANCE corporation

Post Office Box 1517 • 132 North First Street • Albemarle, North Carolina 28002-1517 • Telephone (704) 983-5959 • Fax (704) 982-4520

February 27, 2020

SEC Headquarters
100 F Street NE
Washington, DC 20549

To Whom It May Concern,

Please find enclosed two copies of The Strategic Alliance Corporation Financial Report for the period beginning 1/1/2019 and ending 12/31/2019. The CRD number for The Strategic Alliance Corporation is 32788 and the SEC File Number is 8-46341.

Sincerely,

Misty Thornburg
SVP, Operations Manager

Enclosures